FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Earning Report (Fair Disclosure)
2.	30% or More Change in Sales or Profit Loss (Self Disclosure)
3.	WEBZEN INC FY 2009 EARNING RESULTS
4.	WEBZEN INC FY 2009 Financial Information - Balance Sheet
5.	WEBZEN INC FY 2009 Financial Information – Income Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	February 8, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1

Earnings Report (Fair Disclosure)

※ This information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period
Current Period : 10/01/2009 – 12/31/2009
Accumulated Period :01/01/2009 – 12/31/2009

Preceding  Period : 07/01/2009 – 09/30/2009

Corresponding Period of the Previous Year : 10/10/2008 – 12/31/2008
Accumulated corresponding period : 01/01/2008 – 12/31/2008

(Unit: mil. KRW)		Current period	Preceding Period	Amount increased/Decreased Compared to the Preceding Period (Increase/Decrease rate)	Corresponding Period of the Previous Year	Amount increased/Decreased Compared to the Corresponding Period of the Previous Year (Increase/Decrease rate)
Sales	Amount	7,493	6,716	776 (11.56%)	7,211	282 (3.91%)
	Accumulated Amount	27,802	-	-	28,481	-679 (-2.38%)
Operating Income	Amount	-3,942	367	-4,309 (Turn Over)	1,348	-5,290 (Turn Over)
	Accumulated Amount	-1,546	-	-	-7,046	5,500 (Continuous Loss)
Carrying on Ordinary Income before tax	Amount	-3,580	367	-3,948 (Turn Over)	-1,763	-1,818 (Continuous Loss)
	Accumulated Amount	1,373	-	-	-13,464	14,837 (Turn Over)
Net Income	Amount	-3,850	138	-3,988 (Turn Over)	-2,019	-1,381 (Continuous Loss)
	Accumulated Amount	318	-	-	-14,266	14,584 (Turn Over)

2. Selective Release	Information Providers	Webzen. Inc
	Intended Audience	Institutional and retail investors, analysts, media etc.
	Date and Time of Information Release	08-Feb-2010
	(Scheduled) Time	-
3. Contact Information	Person Responsible for Disclosure (contact information)	Thomas Shin, Division Leader
	Person in Charge of Disclosure	Ho-Jin Jung, Manager of Business Administration Team
	Office in Charge	Business Administration Team(+82-2-3498-1600)
4. Others	Relevant Disclosure	-

Item 2

30% or More Change in Sales or Profit/Loss (Self Disclosure)
(15% or more in the case of corporations with total assets of 2 trillion won or more)

	1. Details of Change in Sales or Profit/Loss	Current Fiscal Year	Previous Fiscal Year	Increase Or Decrease	Increase /Decrease Rate (%)
	- Sales(KRW)	27,802,307,596	28,481,064,580	-678,756,984	-2.38
	- Operating Income (KRW)	-1,546,231,108	-7,046,263,810	5,500,032,702	-78.06
	- Carrying on Ordinary Income before tax	1,373,022,785	-13,464,277,296	14,837,300,081	Turn over
	- Net Income	318,229,538	-14,265,624,646	14,583,854,184	Turn over
- Total Assets of 2 trillion won or More		-
	2. Financial Status	Current Fiscal Year	Previous Fiscal Year
	- Total Assets (KRW)	132,248,479,457	130,856,042,401
	- Total Liabilities (KRW)	12,011,519,511	11,854,329,456
	- Total Shareholders’ Equity (KRW)	120,236,959,946	120,236,959,946
	- Capital Stock (KRW)	6,487,000,000	6,487,000,000
	※ Impaired capital rate (%) = {(capital – Equity capital) /capital} ⅹ100	-	-
	※ (Carrying on ordinary income before tax/capital) ⅹ100	-	-12.1%
	3. Main Reasons for Change in Sales or Profit/Loss	Operating Loss decreased : Operation Expense decreased 28.7%
	4. Date of Board of Directors’ Resolution	08-Feb-2010
- Outside Directors Attendance	Number Present	3
	Number Absent	-
	- Auditors in attendance (on Audit Committee who are not Outside Directors)	Present
	5. Others	-
		Relevant Disclosure		-
※ The FY 2009 Q4 financial information have been prepared on an unaudited basis, and may be subject to change during the independent auditing process.

Carrying on Ordinary Loss before income tax rate in recent 3 fiscal years
( unit : KRW )
	Current Fiscal Year	Previous Fiscal Year	The Fiscal Year before Previous Fiscal Year
(Carrying on Ordinary Loss before tax/Equity capital) ⅹ 100	-	12.1%	5.2%
Carrying on Ordinary Loss before tax	-	-13,464,277,296	-6,957,392,404
Equity Capital	112,866,856,441	111,631,609,440	133,631,952,623
Capital	6,487,000,000	6,487,000,000	6,487,000,000

Item 3

WEBZEN INC. FY 2009 EARNING RESULTS

2009 4Q Results Summary				(Unit : KRW Mln)
	2009 4Q	2009 3Q	QoQ	2008 4Q	YoY
Revenue	7,493	6,716	11.6%	7,211	(-)3.9%
Operating Expenses	11,434	6,362	79.7%	5,862	95.1%
Operating Profit(Loss)	(-)3,942	355	Turn over	1,349	Turn over
Ordinary Profit(Loss) before tax	(-)3,593	367	Turn over	(-)1,763	Turn over
Net Income	(-)3,862	138	Turn over	(-)2,019	91.28%

During 4th Quarter, we recorded a 7.49 billion KRW revenue and 3.94 billion KRW operating loss. (turn over to loss)
Total operating expenses increased 79.7% to 11.4 billion KRW in the 4th Quarter of FY2009 as it set aside more provisions for Account Receivables.

				(Unit : KRW Mln)
	2009 4Q	2009 3Q	QoQ	2008 4Q	YoY
Revenue	7,493	6,716	11.6%	7,211	(-)3.9%
Domestic	4,606	3,596	28.1%	3,891	18.4%
Overseas	2,562	2,812	(-)8.9%	3,320	(-)22.8%
Other	325	309	5.1%	-	N/A

Domestic revenue recorded 4.6 billion KRW, 28.1% increased over the 3rd Quarter.
MU Blue, the altered service type of ‘MU’, affected primary factor on revenue increasing.

FY 2009 Results Summary
(Unit : KRW Mln)
	FY 2009	FY 2008	YoY
Revenue	27,802	28,481	(-)2.4%
Operating Expenses	29,349	35,527	(-)17.4%
Operating Profit	(-)1,546	(-)7,046	(-)78.1%
Ordinary Profit(Loss) before tax	1,373	(-)13,464	Turn Over
Net Income	318	(-)14,266	Turn Over

Revenue of 2009 decreased slightly over 2008, on the other hand, operating loss decreased as reduction of operating expenses. Operating loss continued by setting the Provision for Account Receivalbe (3.4 Billion KRW) at 4th Quarter, but Ordinary Profit before tax and Operating Profit turned positive

	FY 2009	FY 2008	YoY
Revenue	27,802	28,481	(-)2.4%
Domestic	15,142	17,083	(-)11.4%
Overseas	11,944	11,398	4.8%
Other	717	-	N/A

Domestic Revenue recorded 15.14 billion KRW, 11.4% decreased over 2008.
Overseas Revenue recorded 11.94 billion KRW, 4.8% increased over 2008.

Item 4

WEBZEN INC. FY 2009 Financial Information

Webzen Inc.
Non-Consolidated Balance Sheet

(* The FY 2009 Q4 financial information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process)
(* The FY 2009 Q4 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

		As of
	31-Dec-09 KRW	30-Sep-09 KRW	31-Dec-08 KRW
Assets
I. Current Assets	88,921,184,111	79,359,061,112	76,475,160,673
(1) Quick Assets	88,921,184,111	79,359,061,112	76,475,160,673
1. Cash and cash equivalents	64,271,760,794	19,979,931,555	40,328,785,906
2. Short-term financial instruments	244,126,997	43,364,126,997	10,774,248,071
3. Available-for-sale securities	7,312,332,756	5,914,609,254	5,787,413,752
4. Accounts receivables, net of allowance	4,980,606,456	7,176,882,609	8,029,037,292
5. Short term loans, net of allowance	168,930,900	192,160,370	408,190,200
6. Prepaid expenses	364,581,353	727,663,221	295,866,678
7. Accrued income	397,129,780	1,326,764,853	1,245,493,355
8. Other account receivables	11,018,961,723	138,555,442	9,446,035,419
9. Advanced payments	8,398,000	64,968,600	15,090,000
10. Prepaid income taxes	-	269,842,760	-
11. Derivatives assets	154,355,352	203,555,451	145,000,000
II. Non-Current Assets	43,327,295,346	55,196,653,968	54,380,881,728
(1) Investments	458,671,101	1,575,418,662	2,690,077,964
1. Long-term available-for-sale securities	184,002,129	1,192,197,129	1,708,909,000
2. Investments securities in equity method	98,513,822	149,904,853	114,782,507
3. Long-term loans, net of allowance	176,155,150	233,316,680	866,386,457
(2) Property, Plant and Equipment	3,879,309,824	5,104,898,710	5,461,695,792
1. Land	1,097,171,250	1,514,373,250	1,514,373,250
2. Buildings and auxilary facilities, net	1,851,991,034	2,842,732,954	2,905,795,378
3. Computers and equipment, net	747,126,929	545,421,337	702,834,602
4. Facilities, net	183,020,611	202,371,169	338,692,562
(3) Intangible Assets	5,343,785,398	5,289,798,229	4,998,235,129
1. Capitalized R&D costs	3,935,819,698	3,739,734,460	3,057,725,783
2. Computer software	1,407,965,700	1,550,063,769	1,940,509,346
(4) Other non-current Assets	33,645,529,023	43,226,538,367	41,230,872,843
1. Long-term prepaid expenses	30,906,066,873	30,908,127,017	30,897,106,893
2. Guarantee deposits	2,739,462,150	12,318,411,350	10,333,765,950
Total Assets	132,248,479,457	134,555,715,080	130,856,042,401

Liabilities
I. Current Liabilities	7,159,263,854	6,037,685,225	6,208,173,010
1. Other accounts payables	2,320,295,414	897,527,854	849,496,678
2. Accrued expenses	1,161,509,864	242,441,128	263,021,219
3. Income taxes payable	-	-	5,044,290
4. Deferred income	2,258,192,106	3,092,621,554	3,890,090,675
5. Withholdings	109,488,041	107,876,162	135,931,091
6. Value added taxes payable	249,688,662	255,667,631	202,296,912
7. Advanced received	965,246,583	1,341,530,406	113,413,152
8. Provision for other estimated liabilities	67,480,000	56,378,700	77,400,000
9. Derivatives liabilities	27,363,184	43,641,790	671,478,993
II. Non-Current Liabilities	4,852,255,657	4,812,013,622	5,646,156,446
1. Long-term deferred income	1,881,200,001	1,881,200,001	2,765,718,092
2. Accrued severance benefits	2,971,055,656	2,930,813,621	2,858,613,917
3. Long-term other account payable	-	-	21,824,437
Total Liabilities	12,011,519,511	10,849,698,847	11,854,329,456

Shareholders' Equity
I. Capital Stock	6,487,000,000	6,487,000,000	6,487,000,000
1. Common stock	6,487,000,000	6,487,000,000	6,487,000,000
II. Capital Surplus	135,892,426,686	135,873,907,021	135,527,919,976
1. Additional paid-in capital	135,527,919,976	135,527,919,976	135,527,919,976
2. Other capital surplus	364,506,710	345,987,045	-
III. Capital Adjustment	(-)18,717,073,611	(-)19,029,504,237	(-)19,126,728,597
1. Losses on disposition of treasury stock	(-)6,145,039,469	(-)6,145,039,469	(-)6,145,039,469
2. Stock option	1,497,301,802	1,184,871,176	1,087,646,816
3. Treasury stock	(-)14,069,335,944	(-)14,069,335,944	(-)14,069,335,944
IV. Accumulated Other Comprehensive Income/Loss	(-)1,442,217,160	(-)1,504,592,335	(-)1,585,072,927
1. Loss on valuation of securities for using the equity method	(-)1,986,159,518	(-)2,065,255,457	(-)2,428,648,188
2. Unrealized gains on investment securities	543,942,358	859,663,122	1,228,952,477
3. Unrealized losses on investment securities	-	(-)299,000,000	(-)385,377,216
V. Retained Earnings	(-)1,983,175,969	1,879,205,784	(-)2,301,405,507
1. Appropriated retained earnings for business stabilization	117,904,363	117,904,363	117,904,363
2. Appropriated retained earnings for future investments	442,699,142	442,699,142	442,699,142
3. Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
4. Unappropriated retained earnings(loss)	(-)2,866,279,474	996,102,279	(-)3,184,509,012
Current Year net income(Loss)	318,229,538	138,054,292	(-)14,265,624,646
Total Shareholders' Equity	120,236,959,946	123,706,016,233	119,001,712,945
Total Liabilities and Total Shareholders' Equity	132,248,479,457	134,555,715,080	130,856,042,401

Item 5

Webzen Inc. FY 2009 4Q Financial Information

Webzen Inc.
Non-Consolidated Income Statement

(* The FY 2009 Q4 financial information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process)
(* The FY 2009 Q4 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

	Three Month ended			Year Ended
	31-Dec-09	30-Sep-09	31-Dec-08	31-Dec-09	31-Dec-08
	KRW	KRW	KRW	KRW	KRW

I. Revenue	7,492,550,708	6,716,445,994	7,210,806,250	27,802,307,596	28,481,064,580
1. Online game subscriptions	4,605,542,475	3,595,537,242	3,890,935,852	15,141,519,123	17,083,148,535
2. Royalties and license fees	2,562,026,161	2,811,651,266	3,319,870,398	11,943,672,075	11,397,916,045
3. Service fees	324,982,072	309,257,486	-	717,116,398	-
II. Cost of Revenue	3,594,808,752	3,037,805,337	3,039,654,253	12,401,467,584	11,754,336,018
1. Online game subscriptions	3,316,511,771	2,790,524,183	3,039,654,253	11,812,374,550	11,754,336,018
2. Service fees	278,296,981	247,281,154	-	589,093,034	-
III. Gross Profit	3,897,741,956	3,678,640,657	4,171,151,997	15,400,840,012	16,726,728,562
IV. Operating Expenses	7,839,409,779	3,323,827,999	2,822,450,044	16,947,071,120	23,772,992,372
1. Salaries	1,248,226,982	1,011,702,178	1,189,352,416	4,495,225,748	6,755,267,704
2. Severance benefits	97,493,484	182,754,924	(-)147,215,903	469,402,531	487,360,357
3. Employee benefits	161,292,900	143,544,768	178,617,654	530,734,438	747,238,170
4. Travel expenses	18,400,370	23,948,577	34,719,811	95,590,511	167,050,529
5. Entertainment expenses	34,142,049	32,401,533	55,942,612	137,700,555	254,427,154
6. Communication expenses	10,539,731	10,876,583	15,746,614	45,394,539	82,290,052
7. Utility expenses	6,467,943	13,929,562	7,613,961	38,640,463	59,992,555
8. Taxes and dues	40,975,410	47,848,462	163,225,458	175,636,923	385,665,057
9. Depreciation expenses	34,601,502	38,718,517	55,375,234	146,478,724	300,824,087
10. Rental expenses	95,935,332	113,435,524	161,149,714	449,306,468	570,176,198
11. Repairs expenses	20,000	-	90,910	20,000	279,910
12. Insurance premium	36,832,024	36,945,772	43,648,645	151,061,582	169,436,976
13. Vehicles maintenance expenses	7,072,709	8,938,039	12,428,911	35,788,538	50,884,254
14. Development expenses	780,221,806	784,626,502	23,461,444	2,253,618,278	4,043,242,651
15. Freight expenses	1,686,951	706,989	3,127,016	4,115,815	11,632,605
16. Training expenses	12,094,525	11,260,729	26,543,462	40,175,419	35,074,539
17. Publication expenses	2,475,700	1,415,778	5,168,684	8,046,579	22,582,370
18. Office supplies	1,197,237	536,318	1,261,164	3,588,864	4,635,220
19. Supplies expenses	5,922,674	3,626,786	7,384,460	16,443,687	30,645,821
20. Commission service charges	909,413,165	556,898,549	616,743,057	2,611,101,471	5,392,581,181
21. Advertising expenses	357,234,286	50,378,359	204,895,460	654,639,256	3,387,287,608

22. Sales commissions	113,447,446	79,547,900	64,027,700	290,126,446	336,923,900
23. Amortization expenses on intangible assets	26,546,719	28,245,295	43,684,046	134,853,149	192,562,292
24. Compensation expenses associated with stock option	282,353,828	141,540,355	55,457,514	671,347,378	284,931,182
25. Bad Debt expenses	3,554,815,006	-	-	3,488,033,758	-
V. Operating Income	(-)3,941,667,823	354,812,658	1,348,701,953	(-)1,546,231,108	(-)7,046,263,810
VI. Other Income	2,145,831,458	890,360,710	2,438,252,483	6,418,455,270	9,378,395,755
1. Interest income	417,333,504	471,619,427	977,486,407	2,213,589,665	3,496,837,014
2. Gains on foreign currency transaction	9,367,602	15,158,587	680,009,271	1,346,524,962	1,276,938,521
3. Commission received	12,000,000	12,000,000	12,000,000	48,000,000	71,466,663
4. Gains on foreign currency translation	(-)4,653,188	(-)151,814,240	905,640,589	1,972,379	4,073,709,321
5. Gain on disposition of available-for-sale securities	153,735,434	-	30,666,112	180,935,861	34,670,065
6. Gains on disposal of property, plant, and equipment	1,415,736,181	278,953	19,237,953	1,416,426,873	19,603,308
7. Gain on valuation of equity-method investments	41,183,420	106,700,912	-	53,114,766	-
8. Reversal of allowance for doubtful accounts	14,003,797	19,447,493	111,796,542	-	175,964,021
9. Dividend income	-	-	-	28,167,400	9,770,300
10. Gain on valuation of derivative instruments	39,627,733	373,701,931	(-)317,500,000	1,013,747,192	145,000,000
11. Gain on transaction of Derivative instruments	-	42,867,735	16,300,000	42,867,735	16,300,000
12. Miscellaneous income	47,496,975	399,912	2,615,609	73,108,437	58,136,542
VII. Other Expenses	1,796,901,587	877,676,830	5,549,754,952	3,499,201,377	15,796,409,241
1. Interest Expense	572,615	788,023	1,490,162	3,646,990	22,545,441
2. Losses on foreign currency transaction	68,739,041	77,809,448	107,373,298	749,474,499	236,164,166
3. Losses on foreign currency translation	156,902,110	585,096,608	175,503,646	756,817,314	176,013,005
4. Losses on disposal of property, plant, and equipment	418,250,924	1,032	23,543,740	418,251,956	125,178,439
5. Impairment losses on intangible assets	-	-	424,000,000	-	8,164,032,392
6. Losses on valuation of equity-method investments	549,029,804	30,292,807	674,636,210	871,249,472	2,472,801,829
7. Losses on disposition of available-for-sale securities	1,398,041	2,991,024	-	12,030,221	519,758
8. Impairment losses on investments securities	483,000,000	-	3,883,116,136	483,000,000	3,883,116,136
9. Donations	-	-	450,000	-	3,450,000
10. Losses on valuation of derivative instruments	72,549,226	172,713,015	255,512,799	133,399,184	687,778,993
11. Bad debt expenses on etc	43,989,129	-	-	43,989,129	-
12. Miscellaneous losses	2,470,697	7,984,873	4,128,961	27,342,612	24,809,082
VIII. Income before ITE	(-)3,592,737,952	367,496,538	(-)1,762,800,516	1,373,022,785	(-)13,464,277,296
IX. Income Tax Expenses	269,643,801	229,442,246	256,464,201	1,054,793,247	801,347,350
1. Withhold taxes	198,589,913	141,989,208	218,927,983	878,373,933	726,340,457
2. Corporate income tax	71,053,888	87,453,038	37,536,218	176,419,314	75,006,893
X. Net Income	(-)3,862,381,753	138,054,292	(-)2,019,264,717	318,229,538	(-)14,265,624,646
I. Earning (Loss) Per Share
1. Basic	(-)326	12	(-)170	27	(-)1,203
2. Diluted	(-)326	12	(-)170	27	(-)1,203